Filed by Terminix Global Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

(Commission File No. 001-36507)

Date: February 15, 2022

[The following is a transcript of an interview conducted with Brett Ponton, CEO of Terminix Global Holdings, Inc., and Andy Ransom, CEO of Rentokil Initial plc, regarding the proposed transaction between Terminix and Rentokil.]

Terminix Nation Exclusive: Leadership Q&A

Christina:

Hello Terminix Nation. I'm Christina Munoz and I'm excited to be bringing you a special segment of TNN Weekly. I'm joined today by Terminix CEO Brett Ponton and Rentokil Initial CEO, Andy Ransom. We are so excited to have you with us today.

Brett:

Great to be here.

Andy:

Great to be here.

Christina:

Okay, wonderful. So, we have a lot of questions of course, about the pending merger from the Terminix Nation teammates, of course. And we're going to get to those and some even submitted some video of questions that we will get to as well. But first I got to know what brings Andy to Memphis.

Brett:

Well, great question. By the way. First of all, I'd like to say, hello, Terminix Nation. It's great to be here with you again and welcome Andy Ransom, the CEO of Rentokil Initial to Memphis.

Andy

Thanks Brett.

Brett:

It's great to have you here. And to your question, why is Andy here? Well, if you go back before the holiday break where we announce this tremendous merger between our two great companies, Andy's team put together a very warm, welcoming video for our team and Terminix Nation. And if you will recall, I think, Andy made a commitment in that video to quickly get to Memphis and spend time with our team, learn more about our culture, our team, our key capabilities, and that's exactly why he is here. So, I'm absolutely excited to welcome him to Memphis.

Andy:

Thank you.

Christina:

So great. And before we get to all the questions, we want to know a little bit more about you. So, fill us in on your background. You joined Rentokil in 2008. Is that right?

Andy:

Yeah, I did. I don't know how far you want to go with a background, but I'll go all the way back if you like. So, I was brought up in a little village in England, about 300 people in the village, a little farming community. My dad was the local postman, he was the local posting. A lovely childhood and a great upbringing but it was a pretty blue-collar family I come from. Went to some pretty average schools, did pretty averagely okay. And then went to university, I became a lawyer after university, and I did my first job in Britain's biggest chemical company. I never told Britain's biggest chemical company that I failed chemistry at school, but I had failed chemistry and so I managed to style that out for a long time. I did 20 years at ICI, the company.

And then about 14 years ago, I came to Rentokil and I've been running Rentokil for the last eight years. And that has just been just an amazing experience and so much of what Brett and I have been talking about, we've got so much in common and the journey that Rentokil has been on and I've been on with the team over the last eight years is so similar to the journey that the Terminix team are on as well.

Brett, if you want a fun fact, somebody asked me about it early on, I don't know why I ever shared this fact, but I was asked to share a fun fact. I'm a massive Taylor Swift fan, I should be keeping that secret. But in 2020 I got an email from Spotify that told me I was in the top 1% of Taylor Swift listeners in 2020. I know this is sad.

Brett:

So that makes you a Swifty though -

Andy:

I am a Swifty.

Brett:

I'm kind of a Swifty too.

Andy:

That’s where it's at. But in 2021, it got worse and I moved into the top percent of Taylor Swift fans in the world. So, I don't know why I shared that but-

Christina:

That's a fun fact.

Andy:

It is a fun fact, and there we are, but Taylor Swift comes from Redding, Pennsylvania. And that is where part of the Rentokil business is based in Redding, Pennsylvania. So, there's a logic to it.

Christina:

Okay. So, onto the questions. So, Brett, what is it that made the board agree to the Rentokil offer, especially right at this time?

Brett:

I think the first thing you got to look at is bringing these companies together is a good cultural fit. Is there alignment between our two companies in terms of values and the culture that we want to establish here. And as I looked at what Rentokil has done under Andy's leadership there, and he said this earlier by the way, it's amazing how they are eight to 10 years ahead of us in this journey to become really an employer of choice and a place that our team feels like they can really excel and have wonderful career opportunities ahead of them. So, that was an important consideration. I felt really good about the alignment on culture and I think we had really strong alignment on operating philosophy as well.

We talk a lot about our playbooks and as we developed Terminix Way, we all know how important that is to our business. Well, Rentokil's already built a series of playbooks that they've been executing quite well here. So that was a consideration, I just felt really good about our operating philosophies being aligned. And then I think you get into the more of the substantive choices a board has to make around three core stakeholders that I know we looked at. And first one and I think is our team, is this a good thing for our teammates in the organization. And as I've expressed to term Terminix nation a number of times, I think we want to become the employer choice here. We want our team to feel empowered, that we are giving them and investing in all the tools, the training, the technology that allows them to perform at a high level to deliver great experiences to their customers. And I think it's fair to say when you look at the these combined organizations coming together, we get a huge opportunity here as a team to accelerate a lot of the work that we intend to do over the next year by leveraging a lot of the tremendous work that Rentokil has already done. So that was one major consideration.

Then I think when you think about bringing these two companies together, we're going to be a much larger organization. We are going to be a global leader now in the pest industry, which has been part of our vision here from day one since I've joined, and we're going to be the leader in North America, which is a great position to be in. And I think larger organizations that are growing create major opportunities for our team. And just felt really good about that being the backdrop. And I think you got to look at the customers, as we look at our commercial customers in particular, we've had a chance to survey a lot of them already and had significant conversations with them. And they're all excited as well, because I think Rentokil has done a great job of building a wonderful reputation as being tremendous in their service quality delivery of their customers and they're committed to that. And it's recognized by our customers, and again, it's going to give our team a chance to accelerate our performance and our journey as a result of that.

And then of course, finally you get to our shareholders, which is a very important consideration. Look, when you bring these two companies together we are going to be a global leader here and that creates significant opportunities for us to, I think, drive improve performance in both organizations by leveraging the assets that we both bring to the table.

Christina:

Like you said, this decision was not taken lightly.

Brett:

That's right.

Christina:

So, another question that we've been getting is why is this being called a merger instead of an acquisition?

Andy:

To be honest, I mean, the answer to the question is why are we calling it merger, because it is. It is a merger, it's not an acquisition. The Terminix organizations, two thirds of the combined entity in pest control and the bigger half of the combination. I've been doing my job a long, long time, I've been doing deal was a long time, spent a lifetime doing it and I've learned a few things, maybe. But one of the things I've really learned is that you approach these things with humility, and you expect to learn. And even in the last two days I've been sitting there thinking, oh, that's interesting. I didn't know that. That's something that we could take and use elsewhere.

So, we are not going to come in here and say, hey we're Rentokil, move over this is how we do things. That's just not how we behave, it's not how we think either. But we do think that the best of both businesses and the most talented people, the most talented operations, we've got some really cool innovations that we can bring, changing practices, learning from each other. That's what a merger is all about. And if we can build from the strengths of both organizations, we're going to create this unbelievable powerhouse combination of the two businesses. That's, what's the exciting thing.

One of the other fun things about Rentokil is we are global, and Terminix has global footprint, but we're in 86, 87 countries now. And one of the fun things in Rentokil is we're learning every day from our business in China, from our business in Chile and South Africa. That is also part of the fun for the Terminix team, because they're going to get exposed to that, they can contribute to that, but they can learn from that as well in this is fun global family that we have. So, yeah, it's a merger because it's a merger is the answer.

Christina:

By definition, two becoming one.

Andy:

Exactly.

Christina:

And so, it seems like a perfect fit for both of you. And now that brings us to our first submitted question via video, let's take a look.

Joshua:

Hi, this is Joshua in sunny, Southern California. My question is what can we expect to change around the company culture with Terminix once the merger has completed? Thank you so much.

Christina:

Great question from Joshua. Brett, what do you say?

Brett:

First of all, Joshua, thanks for the question by the way, really well thought out question and very thoughtful question. Let me come back to what I originally said, when we contemplated this merger of our two companies one of the most important considerations, we thought through was cultural fit. I know that certainly was top of mind for Andy as well, and our team knows this firsthand too because we've been highly inquisitive when we buy companies in the marketplace, how important it is to make certain we're aligned culturally and philosophically. Because I think there've been a number of failed mergers out there where a big cause of those failures are because there isn't a strong alignment on culture and philosophy here. And certainly, that's not at the case here.

Let's talk about some of those elements. I think Andy said this earlier and I'm sure he'll echo my comments, but Rentokil is so deeply committed to support in the frontline. Andy said that at the end of the day we're in the service business here and our services are provided by our people. And our people on the front lines that are touching our customers every day are extremely important assets to us. At the end of the day, our jobs as leaders of the company is make certain our team is equipped with the proper tools, training, technology, and we create a safe environment for them to execute at a very high level. So I think it starts with that. And I think they are deeply committed to those same philosophies at Rentokil, so I don't think anything's going to change necessarily around that.

What I get excited about is just our ability to accelerate a number of the initiatives that we are putting in place through Terminix way and investments in training and leveraging all the investments that Rentokil has made over the years in world class technology. All those things are going to help our team, I think, perform at a higher level. And they are convicted in making those investments. And I think it's also evidence, I think, I want to congratulate Andy, they've been recognized as one of the best places to work in the United Kingdom. And I think that speaks volumes about the kind of culture that he and his team have created over the years at Rentokil. So, we're excited to be part of that.

Christina:

Absolutely. So, it's really about the alignment of the culture values. Would you agree?

Andy:

Yeah. Look, I think a spot on. That was a great question from Joshua. When I think about our business and when I think about the opportunity here, I think culture is about the most important thing. It's absolutely key. And Brett's covered it, frontline. This is all about the frontline that our philosophy in Rentokil is pretty simple, really. If we can get everyone in the front line, everyone in the business, engaged, inspired, interested, well trained, enabled, right tools to do the job and getting up out of bed every morning looking forward to coming to work and doing a great job for customers, then great things happen. And then we've really, really got a chance. If we can't do that, if we can't get everyone happy and engaged and inspired and want to stay and want to build their careers with us, then everything's a little bit more difficult.

So, it is the most important part of the entire plan for the business is always about culture and always about engaging with people. When we sat down and when I came to talk to Brett a few months ago, we sat down, and we put down Rentokil's values describing our culture and we sat down, and we put Terminix. Completely different words, completely different sentences. Oh, okay. Then we look through it, actually, they're very, very similar, they're almost identical.

Christina:

Well, it had to be a great sign when you put them side by side and saw how similar your values and culture really were?

Andy:

Exactly. It was really cool.

Christina:

And question for, Andy, what does a Terminix technician have to look forward to being a part of a combined company?

Andy:

Well, I think Brett covered some of it already because it's the journey that you guys are on, but, as Brett said, we're probably maybe a little bit further ahead. First and foremost, most important people. I'm going to say everyone who's not a technician now, the most important people in the organization are the technicians. Absolutely. So that's the key, it's the acknowledgement, it's the recognition, and I talked about it earlier about being proud to wear the shirt. So, we'll be working on that sense of pride, that sense of being appreciated, being loved if you like, we use that word a lot in Rentokil. We love our frontline; we love our customers and that's the first thing is a real sense of this is what the business is about.

We think we're pretty good at training, we don't want to presume that we're amazing, but we think we're pretty good at training. We always invest in training, it's one of the first things we do. Physical training, online training. We spend a lot of time on the tools to do the job, whether it's handheld or a computer-based support that we give our colleagues in the field. So, tools to get the job, the enablement. Innovation we think is a really, really key part in the future. If you're not innovating in business you're going nowhere. More things to solve customer problems. Technicians, pest control technicians, love solving in customer problems, never seen anyone like it. Give them a really difficult pest problem to solve, they want to solve it. So, we've got innovations, new innovations, and things to bring to the field.

And one of the things I've talked about with Brett and I think Brett and team were going to get there, but we'll get there faster together, we're going to put an innovation center into the United States to focus on residential pest control and on termite. With the intent that that team, we don't know where it's going to be yet, maybe it'll be Dallas, I don't know where it's going to be, but we are going to invest and that team will be charged with solving customer problems and getting those innovations into the hands of technicians. We think technicians will love that because it gives them more things to, to solve.

So, ultimately, we want technicians to stay and build their careers. And that for us is a big source of pride, we do nearly all of our promotions in Rentokil from internal. So, our managers nearly all come up from the front line, they've gone into supervisor role, they've gone ultimately into management role. And that's what we want to build an organization that just wants to stay here because they love it and they stay because they think this is a cool place work.

Christina:

Really everybody wins on every level. On to our next question. So, Andy, you've done several deals in the US similar to this. What have your teams learned from those that will apply to this merger?

Andy:

That's a good question, actually. I guess every deal's different. So maybe not similar deals but smaller deals. We did a deal with Western Exterminator out the West Coast, the original Rentokil business here. With JC Ehrlich up in the Northeast. Florida Pest Control just recently, guess where? In Florida. Steritech down in Charlotte. Every one of those deals different, but everyone brought us something. And again, our approach to these transactions is not we come in and we nail up the Rentokil brand on the door. We come in and we are thoughtful, and we are careful, and some people say we're a bit slow, but we are methodical, and we sit talk and we listen, and we try and figure out... Again, back to people, the value of each of these deals is in the people and their customer relationships, so we don't want to come in and mess with that.

So, we look at that and say, what can we learn from these businesses? What did we learn from Steritech? We learn a lot from Steritech, they were actually arguably better at national account business than we were at the time, was about five, six years ago. We learned more about termite from Western than probably anywhere else. So, we'll look at it and say, okay what can we learn as well as what can we bring? And then back to the old culture thing, Western had been there another 100 year a company, how do you deal with that? How do you deal with brand? How do you think about that? Because you as a customer know the brand, you've known it for 20, 30, 40 years. So how do you think about that?

So, I guess we've learned how to be patient, how to be thoughtful. We've learned things from the deals that we've done, but each one's been different. But it all comes down to the fundamental core that it's about the people. I mean, you guys are the kings of resi and termite. So, we got a lot to learn and a lot to learn. That's one of the nice things when you talked about culture fit, but I've only been here two days, but if the last two days anything to go by the fact that people have been, on both sides, very willing to listen to each other, very willing to learn and to share.

Brett:

I'm glad to bring that up, Andy, by the way. Look, that's a very familiar concept, I think now to Terminix Nation, by the way. Because I think if you look at the Genesis behind Terminix Way that we've introduced to our team, the whole premise behind that is looking at our best performing branches across Terminix Nation and say where we have company leading leaders that are executing a very high level that's the source of our best practices. That we are out in the process of learning from those branches and we use those to apply across the rest of our organization. The beautiful thing now about our two companies together is we get a chance now to do that across two great companies and leverage those best practices that come from two different sources there. Another compelling reason here to get really excited about this transaction and bringing our two teams together.

Christina:

Can tell you're excited and I can feel the excitement. So, it's just a perfect fit, very cool. Time now for another video question and for that we head over to the monitor.

William:

Hello, I'm William. I'm a customer service representative for Terminix. And my question about the merger is after the deal closes, will our brand name remain Terminix? Thank you.

Christina:

I know that's a big question on everybody's mind. So, thank you William for that. And what is the answer?

Brett:

Well, I'm going to defer to Andy on this one here.

Andy:

You could have answered it, you know what the answer is.

Brett:

I think it's good for our team to hear it from you though [crosstalk 00:19:22]-

Andy:

Yeah. Absolutely. Absolutely. Totally. Thanks to William for the question. It's a nice, simple one. I like a nice, simple question. A big part of the value of bringing these great companies together is what I said earlier, the complementary fit. And I said, Terminix are the kings are resi and termite. So, our intent is we're investing in Terminix as a brand, so Terminix brand doesn't just survive, it thrives. We are going to put a huge effort behind it, but Rentokil will survive and thrive as well. Brett's already started to invest in the brand, but the value of investing in the brand is the lead creation and it's the presence on the web, it's the online marketing investment that we both agree is that's where the opportunity not TV necessary and billboards and brand recognition. It's got to be in the web because that's where the source of inquiries and leads will come from. So, now William's question's a great question but Terminix will be here for another 100 years, as will Rentokil.

Brett:

Maybe just to build on that, I think the team at Terminix knows pretty well my views on this brand, one of the major reasons why I chose to come to Terminix was because of this brand. We have industry leading brand awareness here in the United States and it's taken us 95 years to build tremendous brand equity and we all know, as we shared with Terminix Nation that brand is nothing more than a promise between us and our customers. And our teams work really hard over the years to build that brand reputation. And again, just coming back to the anchor points of why this deal's so compelling as I get excited about our team's ability to execute against that promise that we're making with those customers more consistently every day because of the tools, the technology that comes together in a more accelerated way by bringing our two teams together.

Christina:

And marketing branding is everything, so I'm sure there's a universal sigh relief that will be continued with the Terminix brand.

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial plc (“Rentokil”) and Terminix Global Holdings, Inc. (“Terminix”), Rentokil will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil. Each of Rentokil and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil’s shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil online at https://www.rentokil-initial.com, upon written request delivered to Rentokil at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Katharine Rycroft, or by calling Rentokil by telephone at +44 (0) 7811 270734 or by email at katharine.rycroft@rentokilinitial.com.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Terminix, Rentokil, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2020 Annual Report on Form 10-K filed with the SEC on February 26, 2021, available at investors.terminix.com and www.sec.gov. Information about Rentokil’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2020 Annual Report filed with applicable securities regulators in the United Kingdom on March 31, 2021, available on its website at https://www.rentokilinitial.com. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Rentokil is unable to achieve the synergies and value creation contemplated by the Proposed transaction; Rentokil is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil; Terminix or Rentokil is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil or on Terminix’s or Rentokil’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil’s reports available on the National Storage Mechanism at morningstar.co.uk/uk/NSM and on its website at https://www.rentokil-initial.com; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Rentokil nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.